

Mailstop 3233

September 22, 2015

VIA E-MAIL
Mr. Craig S. McKasson
Senior Vice President and Chief Financial Officer
Premier, Inc.
13034 Ballantyne Corporate Place
Charlotte, North Carolina 28277

> **Re:** **Premier, Inc.**
> **Form 10-K for the year ended June 30, 2015**
> **Filed on August 26, 2015**
> **File No. 001-36092**

Dear Mr. Craig S. McKasson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2015

Consolidated Statements of Income, page 95

1. Please explain to us how you determined it would be appropriate to present the adjustment of redeemable limited partners' capital to redemption amount outside of net income attributable to stockholders. Cite any relevant accounting literature in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 – 3468 or the underisgned at (202) 551 - 3438 if you have any questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Branch Chief
Office of Real Estate and
Commodities